EXPENSE LIMITATION AGREEMENT
NEUBERGER BERMAN EQUITY FUNDS
NEUBERGER BERMAN GLOBAL REAL ESTATE FUND
605 Third Avenue
New York, New York  10158-0180

December 24, 2014
Neuberger Berman Management LLC
605 Third Avenue, 2nd Floor
New York, New York  10158-0180

Dear Ladies and Gentlemen:
Neuberger Berman Global Real Estate Fund (the “Fund”) is a series of Neuberger Berman Equity Funds, a Delaware statutory trust (“Trust”).
You hereby agree, until the date noted on Schedule A (“Limitation Period”), to waive fees and/or reimburse annual operating expenses (excluding interest, taxes, brokerage commissions, dividend and interest expenses relating to short sales, acquired fund fees and expenses, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund’s respective Classes noted on Schedule A (each, a “Class”) so that the Operating Expenses of each Class are limited to the rate per annum, as noted on Schedule A, of that Class’s average daily net assets (“Expense Limitation”).
The Fund agrees to repay you out of assets attributable to its respective Class noted on Schedule A for any fees waived by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided the repayments do not cause that Class’ Operating Expenses to exceed the respective annual rate of average daily net assets as noted on Schedule A and the repayments are made within three years after the year in which you incurred the expense.
You understand that you shall look only to the assets attributable to the respective Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or class of the Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.
This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.  Any amendment to this Agreement shall be in writing signed by the parties hereto and requires the approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.  This Agreement supersedes any prior agreement with respect to the subject matter hereof.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.
Very truly yours,
NEUBERGER BERMAN EQUITY FUNDS,
on behalf of
NEUBERGER BERMAN GLOBAL REAL ESTATE FUND

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	Chief Executive Officer and President

The foregoing Agreement is hereby accepted as of December 24, 2014
NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	President

SCHEDULE A

Fund	Class	Limitation Period	Expense Limitation

Neuberger Berman Global Real Estate Fund	Class A	10/31/2018	1.36%
	Class C	10/31/2018	2.11%
	Institutional	10/31/2018	1.00%